

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 10, 2017

<u>Via E-mail</u>
Nobuyuki Hirano
President and Group Chief Executive Officer
Mitsubishi UFJ Financial Group, Inc.
7-1, Marunouchi 2-chome, Chiyoda-ku
Tokyo 100-8330, Japan

   Re: Mitsubishi UFJ Financial Group, Inc.
      Form 20-F for the Fiscal Year Ended March 31, 2016
      Filed July 15, 2016
      File No. 0-54189

Dear Mr. Hirano:

   We refer you to our comment letter dated March 30, 2017, regarding business contacts with Sudan and Syria. We have completed our review of this subject matter. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

          Sincerely,

          /s/ Cecilia Blye

          Cecilia Blye, Chief
          Office of Global Security Risk

cc: Dietrich King
   Assistant Director
   Division of Corporation Finance